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SEC FILE NUMBER
8-24054

SEC Mail Processing
AUG 2 6 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Selkirk Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 W. Riverside Ave, Suite 1020B
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert B. Clark	509-777-2900	rclark@selkirkinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schoedel & Schoedel
(Name – if individual, state last, first, and middle name)

422 W. Riverside Ave, Suite 1420	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3793
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Selkirk Investments, Inc, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOANNE M HANSEN
COMMISSION EXPIRES
NOTARY
127613
PUBLIC
5-19-23
STATE OF WASHINGTON

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A Copy of SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of Selkirk Investments, Inc.
222 N. Wall, Suite 402
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. (a Washington corporation) as of June 30, 2022, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Selkirk Investments, Inc.'s management. Our responsibility is to express an opinion on Selkirk Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Selkirk Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investments, Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Selkirk Investments, Inc.'s auditor since 2018.
Spokane, Washington
August 8, 2022

SELKIRK INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2022

ASSETS		
Cash	$	58,299
Deposits with clearing broker		50,687
Deposits with CRD		164
Accounts receivable		65,478
Owner advances		3,335
Intangible Asset, net of accumulated amoritization		46,625
Rights of Use Asset, net of accumulated amortization		113,156
Restricted funds		35,000
Restricted funds in excess of FINRA Requirements		100
Total Assets	$	372,844
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	71,060
Accrued vacation & sick		13,686
Accrued payroll taxes		1,174
Estimated Federal income taxes		2,889
Restricted funds		35,000
Restricted funds in excess of FINRA requirements		100
Total Current Liabilities	$	123,909
Leases Payable		107,313
Total Long Term Liabilities		107,313
Total Liabilities		231,222
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding	$	30,000
Paid-in capital		385,540
Accumulated deficit		(273,918)
Total Stockholders' Equity		141,622
Total Liabilities and Stockholders' Equity	$	372,844

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Income
Year Ended June 30, 2022

REVENUES		
Commissions	$	763,000
Interest		26
Total Revenue		763,026
EXPENSES		
Commissions	$	492,785
Employee compensation and benefits		131,084
Occupancy and equipment rental		33,640
Taxes		36,654
Communications		557
Other operating expenses		65,340
Total Expenses		760,060
INCOME BEFORE TAXES	$	2,966
FEDERAL INCOME TAXES		(2,570)
NET INCOME	$	396
Gain per share, basic and diluted	$	0.00
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2022

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (274,314)	$ 141,226
ADD (DEDUCT):				
Net Profit	-	-	396	396
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (273,918)	$ 141,622

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2022

Balance, beginning of period - July 1, 2021:	$	35,000
Increases		
(Decreases)		
Balance, end of period - June 30, 2022:	$	35,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$		396
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization			3,384
Change in:			
Accounts receivable			-2,552
Deposit w/ Clearing Broker			- (5)
Deposit w/ FINRA			(104)
Owner advances			(308)
Accounts payable and accrued liabilities			8,807
Net cash provided by operating activities	$	$	9,618
CASH FLOW FROM INVESTING ACTIVITIES			-
CASH FLOW FROM FINANCING ACTIVITIES			
Net change in right of use asset and liability			(5,843)
NET DECREASE IN CASH	$		3,775
CASH, BEGINNING OF YEAR	$		54,524
CASH, END OF YEAR	$		58,299

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

<u>Cash and Cash Equivalents</u>
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

<u>Accounting Method</u>
The Company's financial statements are prepared using the accrual method of accounting.

<u>Use of Estimates</u>
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

<u>Compensated Absences</u>
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. On June 30, 2022, a total of $13,686 had been accrued for future compensated absences.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2022

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments
The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

As of June 30, 2022, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share
Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share include no dilution and are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, $.00 as of June 30, 2022, are the same due to the absence of common stock equivalents.

Commission Revenue and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions on a settlement date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Revenue and Related Expenses

Commission revenue for the year-end June 30, 2022, is composed of the following:

Mutual Fund Commissions:	$1,938
Insurance and Annuity Commissions:	5,514
Brokerage Commissions:	755,549
	$763,001

Total commission expense recorded for the year ended June 30, 2022, was $492,785 which includes all commissions paid to the Company's securities representatives.

Receivables

Receivables consist of commissions due from insurance brokers and mutual funds. Management has determined that an allowance for doubtful receivables is not necessarily based on a review of historical losses, of which there were none.

Income Taxes

Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 5. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable, and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value on June 30, 2022.

Anti-Money Laundering

The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting to comply with the Company policy.

Intangible Asset

The Company purchased from a former owner his book of client's ownership interest in Empire Financial Group during the year ended June 30, 2021. This purchase was subject

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

to impairment, which management estimates over a 15-year period. As of June 30, 2022, the intangible asset is as follows:

Intangible asset – purchase agreement	$50,797
Accumulated amortization and impairment	(4,172)
	$46,625

Rights of Use Asset
Operating leases booked as of June 30, 2022, for the rights of use asset were as follows:

RoUA	$141,445
Accumulated amortization	(28,289)
	$113,156

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Mutual fund and broker-dealer commissions are generated when the Company buys and sells securities on behalf of its customers and clients. These commissions are related by clearing expenses recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risk and awards of ownership are transferred to or from the customer and client.

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

On July 1, 2021, the Company fully implemented and adopted the new lease accounting guidance in ASU 2016-2 Leases (Topic 842). Under this standard, all lease arrangements greater than twelve months are to be treated as a "finance lease", whereas a lessee is required to recognize in the statement of financial condition a right-of-use asset representing its right to use the underlying asset for the lease term and corresponding liability to make lease payments. The standard requires that operating lease costs be recognized in the income statement as a single lease cost and finance lease costs are recognized in two components, which include interest and amortization expense.

The Company has elected to utilize the practical expedient method as permitted in ASC 842. Accordingly, the Company has accounted for its existing leases as either a finance or operating lease under the new guidance, without reassessing (a) whether the contract

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

contains a lease as defined under ASC 842, (b) whether the classification of the operating lease would be different if accounted for under ASC 842, or (c) whether the unamortized initial direct cost before any transition adjustments would have met the definition of an initial direct cost in ASC 842 at the time the lease was commenced. While this adoption had a material impact on the current year's statement of financial condition with the addition of a right of use asset and a corresponding right of use liability, there was no material cumulative effect of the adoption.

NOTE 5 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio aggregated indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). On June 30, 2022, Selkirk had net capital of $120,456 which is $70,456 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 73.8% to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under Washington State tax jurisdiction along with all federal taxes. Subsequently, the last three years of tax returns dating back to 2018 are open for examination.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 Regulated Operations, the Company has a tax liability for the fiscal year ended June 30, 2022, of $2,889. This estimated income tax liability will be offset against a net operating loss carried forward at the consolidated federal tax filing of Selkirk's parent company, EFGI.

The Company is subject to audit or examination by various regulatory jurisdictions, as of the report date, there were no audits or examinations in progress. With few exceptions, as of December 31, 2021, the consolidated calendar year tax return is no longer open to audit or examination for the calendar years prior to December 31, 2018.

NOTE 7 – RELATED PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 8. During the period ended June 30, 2021, lease payments totaled $523.

As of June 30, 2022, the following was owed to Selkirk:

Officer advances:	$3,335

As of June 30, 2022, Selkirk owed $20,000 to an officer of the Company under a secured demand note agreement, which is collateralized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $11 and the total interest paid to the officer was $1,000. The borrowings under the subordination agreement originally dated June 26, 2014, were automatically extended to June 26, 2023, and secured by restricted funds held (see Note 8).

As of June 30, 2022, Selkirk owed $15,000 to an officer of the Company under a subordinated loan agreement, which is collateralized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $125 and the total interest paid to the officer was $750. The borrowings under the subordinated agreement originally were dated February 9, 2018, were automatically extended to February 9, 2023, and secured by restricted funds held (see Note 8).

The secured demand note and subordinated loan agreement are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

NOTE 8 – RESTRICTED FUNDS

Total restricted funds of $35,000 represent the following:

> $20,100 deposited with Wheatland Bank and owed to an officer of the Company, with $20,000 serving as a secured demand note associated with FINRA capital requirements (see Note 6) and the remaining $100 held in excess of the FINRA Requirements.
>
> $15,000 was deposited with Hilltop Securities serving as a secured demand note associated with FINRA Capital requirements (see Note 6).

NOTE 9 – OPERATING LEASE AGREEMENTS

Selkirk leases furniture and fixtures, postage machine, copier, and telephones under the terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2022, were $28,289, $523, $379, $2,911 and $1,538 respectively.

The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $40, and is in effect until November 2022.

In August of 2020, the Company leased a postage machine, which calls for quarterly payments of $87, and is in effect until August 2022.

The Company leased a copier with monthly payments of $224 which is in effect until July 2022.

In September of 2021, the Company leased telephones, which calls for monthly payments of $171 which is in effect until September 2024.

The lease commitments for the subsequent fiscal years ending June 30 are as follows:

2023	$2,534
2024	$2,052
2025	$513

NOTE 10 – LEASE COMMITMENTS

The Company's lease agreements primarily cover office space. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company's current lease arrangement expires in 2025. The Company, in general, is not certain that they will renew the lease, therefore renewal is not considered in the lease term or the right-of-use asset and the lease liability balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The

Company used the incremental borrowing rate to determine the commencement date net present value of the lease. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

The components of lease cost for the year ended June 30, 2022, are as follows:

Operating lease cost	$	28,289

Amounts reported in the statement of financial position as of June 30, 2022, were as follows:

Operating lease right-of-use (ROU) asset	$	113,156
Operating lease liability	$	107,313

Other information related to leases as of June 30, 2022, as follows:

Weighted average remaining lease term	4 years
Weighted average discount rate	3.40%

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2022, are as follows:

Year ending June 30, 2023	$28,289
Year ending June 30, 2024	$28,289
Year ending June 30, 2025	$28,289
Year ending June 30, 2026	$ 4,715

NOTE 11 – HILLTOP DEPOSIT ACCOUNT

The Company maintains a deposit account with Hilltop Securities for the purpose of guaranteeing funds available for trading activity. The balance on June 30, 2022, in this account, is $50,687.

NOTE 12 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT

Selkirk Investments, Inc. maintains a central registration depository account (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of June 30, 2022, the CRD account had a balance of $164.

NOTE 13 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of the financial condition of the Company as of June 30, 2022, is available for examination and copying at Selkirk's offices and at the San Francisco, California, Pacific Regional Office of the Commission.

NOTE 14 – SUBSEQUENT EVENTS

As of August 8, 2022, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure and/or any adjustments to the financial statements.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 8, 2022

Selkirk Investments, Inc.
Exemption Report

Selkirk Investments (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Selkirk Investments, Inc.

I Robert B. Clark, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: 8/24/22

SELKIRK INVESTMENTS, INC.
Computation of Net Capital Under Rule 15 C3-1
June 30, 2022

NET CAPITAL:		
Total stockholders' equity	$	141,622
Liabilities subordinated to claims of general creditors allowable		35,000
Non-allowable receivable		(3,599)
Non-allowable fixed asset		(52,467)
Haircut on subordinated securities borrowings		(100)
NET CAPITAL AT JUNE 30, 2022	$	120,456
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	88,909
TOTAL AGGREGATE INDEBTEDNESS	$	88,909
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	120,456
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	70,456
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		73.81%
PERCENTAGE OF DEBT TO DEBT-EQUITY COMPUTED IN ACCORDANCE WITH RULE 15C-3-1(D)		11.32%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF JUNE 30,2022)

NOTE: There were no material differences between the above computaion of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17 A-5 as of June 30, 2022.

The accompanying notes are an integral part of these financial statements.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Selkirk Investments, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Selkirk Investments, Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Selkirk Investments, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Selkirk Investments, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Selkirk Investments, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
August 8, 2022

Selkirk Investments, Inc.
General Assesment Reconciliation
Pursuant to Form SIPC-7
June 30, 2022

General Assessment per Form SIPC - 7	$	1144
Less payments made with Form SIPC-6		(560)
Assessment Balance Due	$	584

See Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures